ELDORADO GOLD CORPORATION

NOTICE OF MEETING

ANNUAL MEETING OF SHAREHOLDERS ELDORADO GOLD CORPORATION

The Annual Meeting of the Shareholders of Eldorado Gold Corporation will be held in the Emerald Room of the Fairmont Pacific Rim Hotel, 1038 Canada Place, Vancouver, British Columbia on Thursday, May 6, 2010, at 3:00 p.m. for the purpose of considering and taking action on the following matters:

1.	Receive the consolidated financial statements of the Company for the financial year ended December 31, 2009 and the auditor report on those statements;

2.	Elect eight directors to hold office for the following year;

3.	Appoint KPMG LLP as the independent auditor for 2010;

4.	Authorize the directors to fix the auditor pay; and

5.	Pass an Ordinary Resolution to increase the maximum allowable cash remuneration which may be paid to the Independent Directors by CDN$482,484 from CDN$654,416 to CDN$1,150,000 per financial year.

The Management Information Circular provides information on the business of the meeting.

March 19, 2010 is the Record Date for determining who owns Common Shares and only those persons who are common Shareholders on the March 19, 2010, the Record Date, are entitled to notice of the Meeting and to vote on the business of the Meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy or, by voting instructions. Instructions for voting by proxy by mail, by phone and over the internet are included in this Circular. Only proxies received by Valiant no later than 3:00 p.m. (Vancouver time) on May 4, 2010, or if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume. The Chairman of the Meeting has the discretion to accept late proxies. Voting instructions forms must be completed and returned in accordance with the instructions on the form.

Please send your proxy to Valiant Trust, P.O. Box 6510 Stn. Terminal, Vancouver, BC V6B 4B5 by 3 p.m., Vancouver time, on May 4, 2010.

By Order of the Board of Directors “Dawn Moss”
Vancouver, British Columbia April 1, 2010	Dawn Moss Corporate Secretary

The securityholder materials are being sent to both registered and non-registered Shareholders. If you are a non-registered owner and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.